NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Michael K. Rafter T 404.322.6627 mike.rafter@nelsonmullins.com	Atlantic Station 201 17th Street, NW | Suite 1700 Atlanta, GA 30363 T 404.322.6000 F 404.322.6050 nelsonmullins.com

April 26, 2018

VIA EDGAR

Ms. Jennifer Gowetski

Senior Counsel

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Real Estate and Commodities

Washington, D.C. 20549

Re:	Strategic Student & Senior Housing Trust, Inc.
Amendment No. 2 Registration Statement on Form S-11
Filed March 29, 2018
File No.: 333-220646

Dear Ms. Gowetski:

On behalf of our client, Strategic Student & Senior Housing Trust, Inc. (the “Company”), we are submitting this letter regarding Amendment No. 2 to the Company’s Registration Statement on Form S-11 filed on March 29, 2018 (the “Registration Statement”). This letter includes our response to the comment letter from the staff of the Commission’s Office of Real Estate and Commodities (the “Staff”) to H. Michael Schwartz, the Chairman of the Board and Chief Executive Officer of the Company, dated April 17, 2018 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the Staff’s comments and included our responses below each comment. The Company has filed today Pre-Effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 3.

Our Properties, page 67

1. We note your response to prior comment 1 and the revised disclosure. We continue to believe that you should provide the “average monthly revenue/bed” for all properties, including newly acquired properties based on leases in place when the property is acquired. Please revise to provide this disclosure and, as applicable, provide a brief explanation that the data is based on leases in place prior to your acquisition.

RESPONSE: The Company acknowledges this comment and has accordingly revised the disclosure on page 68 of the Registration Statement to include a pro forma average monthly revenue per unit for the senior housing properties based on the leases in place when the properties were acquired. This disclosure is accompanied by a footnote explaining that the data is based on leases in place as of the date of acquisition.

Prior Performance Summary, page 137

2. We note the revisions to your prior performance summary and your disclosure that you are not aware of “any adverse business developments relative to these public programs that would be material to investors.” Please revise to clarify, if true, that you are not aware of any adverse business developments experienced by any prior program that would be material to investors.

RESPONSE: The Company acknowledges this comment and has revised the disclosure on page 143 of the Registration Statement to address any prior program sponsored or co-sponsored by its sponsor or its sponsor’s affiliates.

Unaudited Pro Forma Consolidated Financial Statements

Note 3. Unaudited Consolidated Balance Sheet – Pro Forma Adjustments, page F-46

3. Please expand the description of adjustment (a) regarding the purchase price allocation of the Salt Lake properties to discuss the assumptions and methods used to determine the preliminary fair values of the assets acquired.

RESPONSE: The Company acknowledges this comment and respectfully advises the Staff that it has revised the disclosure on page F-46 of the Registration Statement to expand the description of adjustment (a) regarding the purchase price allocation of the Salt Lake properties to discuss the assumptions and methods used to determine the preliminary fair values of such assets.

Exhibit 5.1

4. We note the assumption in paragraph E on page 3. Please revise to remove this assumption or explain how it is not overly broad as it appears to assume all corporate action necessary to authorize the issuance of the shares has been taken and you have sufficient authorized shares. We further note the statement on page 3 that the opinion has been prepared for “your use solely.” Please revise to remove any limitation on reliance as purchasers of the securities in the offering are entitled to rely on the opinion. Refer to CF Staff Legal Bulletin No. 19.

RESPONSE: The Company acknowledges this comment and respectfully advises the Staff that it has filed new legal opinions as Exhibits 5.1 and 8.1 to (1) remove the assumption in paragraph E on page 3 of Exhibit 5.1, and the related assumption in Exhibit 8.1 and (2) clarify that the opinion is with respect to the issuance of shares in accordance with the Company’s charter, as amended. In addition, the new Exhibit 5.1 removes the reference regarding preparation for “your use only” and does not contain any other limitation on reliance by purchasers of securities in the offering.

Very truly yours,

/s/ Michael K. Rafter

Michael K. Rafter

cc: Mr. H. Michael Schwartz